1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 29, 2016

Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Income Trust (File No. 811-21210)
Alpine Series Trust (File No. 811-10405)
Alpine Equity Trust (File No. 811-05684)
Alpine Total Dynamic Dividend Fund (File No. 811-21980)
Alpine Global Dynamic Dividend Fund (File No. 811-21901)
Alpine Global Premier Properties Fund (File No. 811-22016)
(the “Registrants”)

Dear Ms. DiAngelo Fettig:

On behalf of each series of Alpine Income Trust (Alpine Ultra Short Municipal Income Fund and Alpine High Yield Managed Duration Municipal Fund), each series of Alpine Series Trust (Alpine Dynamic Dividend Fund, Alpine Financial Services Fund, Alpine Rising Dividend Fund and Alpine Small Cap Fund), each series of Alpine Equity Trust (Alpine Emerging Markets Real Estate Fund, Alpine Global Infrastructure Fund, Alpine International Real Estate Equity Fund and Alpine Realty Income & Growth Fund), Alpine Total Dynamic Dividend Fund, Alpine Global Dynamic Dividend Fund and Alpine Global Premier Properties Fund (each a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neesa P. Sood by telephone on February 3, 2016 regarding the annual reports to shareholders for the fiscal year ended October 31, 2015 with respect to the Funds (each, an “Annual Report” and collectively, the “Annual Reports”).

The Annual Report with respect to Alpine Income Trust and Alpine Series Trust is referred to herein as the “Equity & Income Funds Annual Report.” The Annual Report with respect to Alpine Equity Trust is referred to herein as the “Real Estate Funds Annual Report.” The Annual Reports for each of Alpine Total Dynamic Dividend Fund, Alpine Global Dynamic Dividend Fund and Alpine Global Premier Properties Fund (the “Closed-End Funds”) are collectively referred to herein as the “Closed-End Fund Annual Reports.”

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the respective Annual Report.

Comment No. 1:   With respect to Funds that have been liquidated or merged into another Fund as a result of a reorganization, please update the status of those Funds as “inactive” on EDGAR.

New York    Washington    Houston    Paris    London     Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Response:  EDGAR has been updated to reflect the status of the following funds as inactive: Alpine Municipal Money Market Fund and Alpine Global Consumer Growth Fund. EDGAR will be updated to reflect the status of Alpine Transformations Fund, Alpine Equity Income Fund, Alpine Cyclical Advantage Property Fund as inactive upon completion of the last required filing.

Comment No. 2:   In the Equity & Income Funds Annual Report and the Real Estate Funds Annual Report, please present the Institutional Class line graphs based on the minimum investment required with respect to investment in Institutional Class shares (e.g., $1,000,000 or $250,000) instead of $10,000 per Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A.

Response:  In future filings, the Institutional Class line graphs will be based on a minimum investment of $1,000,000 for each series of Alpine Series Trust and Alpine Equity Trust and $250,000 for each series of Alpine Income Trust.

Comment No. 3:  With respect to Alpine Financial Services Fund in the Equity & Income Funds Annual Report, page 19 discloses a return of -2.68% for Class A shares (without load) in the Comparative Annualized Returns as of 10/31/215 chart, while the Financial Highlights table on page 80 discloses a return of -2.75% for Class A shares. On a supplemental basis, please explain the reason for this.

Response:  The Fund confirms that the Class A shares performance provided in the Financial Highlights table is correct. The Fund acknowledges the discrepancy in the returns and in future filings will ensure consistency of the returns between the chart and the Financial Highlights table.

Comment No. 4:  Page 3 of Alpine Global Premier Properties Fund’s Annual Report states that the Fund had $0.30 per share in distributions in the MD&A section, while the Financial Highlights table states $0.60 per share in distributions. On a supplemental basis, please explain the reason for this.

Response:  The Fund confirms that the distribution stated in the Financial Highlights table is correct. The Fund acknowledges the discrepancy in the disclosure of distributions and in future filings will ensure consistency of the disclosure between the MD&A section and the Financial Highlights table.

Comment No. 5:   With respect to the Alpine Global Infrastructure Fund in the Real Estate Funds Annual Report, page 3 states that it estimates that the Fund paid a portion of the 2015 distributions through a return of capital, which is not reflected by a 19(a) notice on the Fund’s website. Please confirm whether there were distributions of returns of capital.

Response:  The Fund uses the best available information in determining whether a 19(a) notice is required. At the time the determination was made, we believe that such a notice was not needed. Subsequent to the distributions in September, due to the recharacterizations of certain holdings (e.g., real estate investment trusts and passive foreign investment companies), there were distributions of returns of capital. The Annual Report includes disclosure with respect to the Fund’s distributions, characterizing it as a return of capital, as does the Form 1099, so that the shareholders of the Fund have been informed of the distributions of returns of capital.

Comment No. 6:   With respect to Alpine Ultra Short Municipal Income Fund in the Equity & Income Funds Annual Report on page 57, please consider providing more disclosure on the terms of the rate of the variable rate securities (i.e., its base rate, whether it has an interest rate floor, its LIBOR spread) in footnote (a) to the Schedule of Portfolio Investments.

Response:  The Fund will include this information in future filings.

Comment No. 7:   With respect to Alpine Ultra Short Municipal Income Fund in the Equity & Income Funds Annual Report on page 56, please include the class of shares owned in each money market fund investment, if applicable, in the Schedule of Portfolio Investments.

Response:  The Funds will include the class of shares owned in each money market fund investment, if applicable, in future filings.

Comment No. 8:  Page 37 of the Real Estate Funds Annual Report shows that Alpine Emerging Markets Real Estate Fund invests 43.3% of its holdings in China. On a supplemental basis, please explain the Fund’s policy on investments in China and whether the country-specific risks are disclosed.

Response:  Alpine Emerging Markets Real Estate Fund may invest without limitation in the securities of foreign issuers that are publicly traded in the United States or on foreign exchanges. Under normal market conditions, the Fund allocates its assets among issuers located in no less than three different countries, one of which may be the United States.

The Fund has disclosure that characterizes the risk of investing in emerging market countries (which includes China) in its registration statement, including its summary prospectus. In the Fund’s annual update to its registration statement, which was filed with the SEC on February 26, 2016, additional disclosure was included, including the following: (a) that to the extent a Fund focuses its investments in a single country or only a few countries in a particular geographic region, economic, political, regulatory or other conditions affecting such country or region may have a greater impact on Fund performance relative to a more geographically diversified fund (to the summary and statutory prospectuses) and (b) risks of investing in issuers in China (in the SAI).

The Fund will supplement the prospectus to include the following disclosure “As of the date of this Prospectus, the Emerging Market Fund is subject to the risks specific to investing in China. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation. Export growth continues to be a major driver of China's rapid economic growth. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers, or a downturn in any of the economies of China's key trading partners may have an adverse impact on the Chinese economy. Investments in Hong Kong listed securities may subject the Fund to exposure to Chinese companies.” In connection with the next annual update to the registration statement, the Fund will continue to consider the inclusion of country specific risk disclosure.

Comment No. 9a:  On a supplemental basis, please explain why the following accruals are greater than the expense for the year:

Fund	Category	Expense	Accrual
Alpine Rising Dividend Fund	Trustee Fees	$646	$3,317
Alpine International Real Estate Equity Fund	Distribution Fees	$336	$1,286
Alpine Realty Income & Growth Fund	Distribution Fees	$7,044	$12,191
Alpine Emerging Markets Real Estate Fund	Distribution Fees	$1,475	$1,673

Response:  The reason the accrual for the “Trustee Fees” for Alpine Rising Dividend Fund is higher than the expense for the year is due to the reorganization of two target funds into Alpine Rising Dividend Fund, as the accrual amount includes the two target funds. The reason the accruals are greater than the expenses for the year with respect to “Distribution Fees” for Alpine International Real Estate Equity Fund, Alpine Realty Income & Growth Fund and Alpine Emerging Markets Real Estate Fund are a result of the Funds accruing the distribution fees at the contractual 25 basis points rate while the actual payments were lower for the year.

Comment No. 9b:  Alpine Global Dynamic Dividend Fund has accruals for trustee fees in the amount of $36,203 and compliance fees of $34,159. These expenses are not disclosed separately in the Statement of Operations and the total of other expenses is $56,713, less than the accruals for trustee and compliance fees. Please explain on a supplemental basis.

Response:  The Fund notes that the discrepancy was due to over-accruals from the prior fiscal year ended October 31, 2014, which reduced the amount necessary to expense in the current fiscal year ended October 31, 2015.

Comment No. 10:    On a supplemental basis, please state whether the Closed-End Funds have received their income receivable related to a class action settlement. If not, please state how long the amounts have been outstanding.

Response:  The income from the class action settlement related to improper foreign exchange contract transactions conducted by the former custodian of the Funds has not yet been received as of the date of this letter. The Funds have been informed by counsel in the class action settlement that they are expected to receive the amounts by the end of March 2016 which have been outstanding just prior to the Funds’ fiscal year end.

Comment No. 11:   Per Item 13, Instruction 3(b) of Form N-1A, please include a note in the Financial Highlights tables that sales loads are not reflected in total returns.

Response:  In future filings, the Funds will include a note to the Financial Highlights tables with respect to Class A shares that states that “Total returns would be reduced if a sales or redemption charge was taken into account.”

Comment No. 12:   On page 90 of the Equity & Income Annual Report, the fair value chart for Alpine Dynamic Dividend Fund uses different categories to breakdown the investments from those used in the Schedule of Portfolio Investments. Please consider aligning these disclosures for the benefit of shareholders in future filings.

Response:  In future filings, the categories used in the fair value chart and in the Schedule of Portfolio Investments will be aligned.

Comment No. 13:   With respect to Alpine Rising Dividend Fund, please provide more information about the reconciliation of Level 3 assets on page 93 of the Equity & Income Funds Annual Report (i.e., quantitative information about the significant and observable inputs used in the fair value measurement).

Response:  The Funds generally include a Level 3 roll-forward but only include a quantitative table when the value of Level 3 securities is greater than or equal to 1% of the Fund’s net assets as of the reporting date.

Comment No. 14:   Page 94 of the Equity & Income Funds Annual Report under “Federal and Other Income Taxes” notes that capital gains realized on some foreign securities are subject to foreign taxes. Please confirm whether any of the Funds paid or accrued foreign taxes on the capital gains of foreign securities. If so, please explain where the taxes were disclosed. Consider updating the note to describe the accounting policy for capital gains taxes.

Response:  The Funds have not accrued foreign taxes during the fiscal year ended October 31, 2015 because they have not had gains that were not offset by losses. The Funds will continue to evaluate when and if disclosure regarding its accounting policy for capital gains taxes is required and consider including a description of its accounting policy for capital gains taxes in future filings.

Comment No. 15:   Please state whether the Funds have rates associated with their equity-linked structured notes discussed on page 95 of the Equity & Income Funds Annual Report, and if so, please disclose those rates in the Schedule of Portfolio Investments in future filings.

Response:  The Funds have confirmed that the equity-linked notes that are held by the Funds do not have rates associated with them and, therefore, do not have related accruals. Dividends are accrued on the ex date, as they are on the underlying equity securities.

Comment No. 16:   In the Foreign Currency Translation Transactions note on page 95 of the Equity & Income Funds Annual Report, please explain whether the Funds isolate that portion of the results of operations resulting from changed in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Response:  The Funds do not isolate that portion of their net realized and unrealized gains and losses on investments resulting from changes in foreign exchange rates from the impact arising from changes in market process. Such fluctuations are included with net realized and unrealized gain or loss from investments. Net realized foreign currency transaction gains and losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the differences between the amounts of dividends, interest and foreign withholding taxes recorded on the Funds’ books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign currency transactions gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in the exchange rates. In future filings, the Funds will include this disclosure.

Comment No. 17:   For Funds investing in derivatives, please provide more detail in the notes to the financial statements related to why the particular Fund invested in derivatives during the period.

Response:    Alpine Dynamic Dividend Fund entered into forward currency contracts during the reporting period to economically hedge against changes in the value of foreign currencies. Alpine Financial Services Fund entered into forward currency contracts during the reporting period to economically hedge against changes in the value of foreign currencies. Alpine Rising Dividend Fund held options contracts during the reporting period to seek to offset some of the risk of a potential decline in value of certain long positions and to generate income from option premiums by writing (selling) options on a portion of the equity securities in the Funds’ portfolio. In future filings, the Funds will incorporate this comment.

Comment No. 18:  On page 99 of the Equity & Income Funds Annual Report, please clarify that the 0.25% redemption fee applies to Alpine Ultra Short Municipal Income Fund and that the 0.75% redemption fee applies to Alpine High Yield Municipal Income Fund in future filings.

Response:  In future filings, the Funds will clarify that the 0.25% redemption fee applies to Alpine Ultra Short Municipal Income Fund and that the 0.75% redemption fee applies to Alpine High Yield Municipal Income Fund.

Comment No. 19:   We note that the Adviser voluntarily agreed to reimburse Alpine Ultra Short Municipal Income Fund in addition to the contractual waiver already in place. Please confirm whether or not expenses voluntarily waived are subject to recapture as they appear to be included in the aging chart of expenses subject to recapture. Please confirm that the contractually waived expenses subject to recapture are in accordance with the guidance set forth in the in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  Alpine Ultra Short Municipal Income Fund has not recouped any expenses to date and confirms that expenses voluntarily waived are not subject to recapture. Disclosure will be added in future filings to clarify that expenses voluntarily waived are not subject to recapture. The Fund believes that the contract expense reimbursement arrangement has been managed in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Comment No. 20a:  With respect to Alpine International Real Estate Equity Fund in the Real Estate Funds Annual Report on page 61, the securities transferred from Level 3 to Level 2 are disclosed. Pursuant to the Audit Guide for Investment Companies (Chapter 7, Section 87(f)(iv)), please disclose the reasons for the transfer between the different levels.

Response:  The Fund will provide more detail, as appropriate, as to the transfer between the different levels in future filings, including the amounts transferred, the reason for the transfer, a roll forward and description of inputs utilized for level 3 securities when their value is greater than 1% assets.

Comment No. 20b:   On a supplemental basis, please explain why these aforementioned transfers were not disclosed in the reconciliation table on page 62 for the Real Estate Funds Annual Report.

Response:  The Funds will going forward include transfers into and out of Level 3 in the reconciliation tables.

Comment No. 21:  With respect to the Closed-End Funds, please confirm the management fee disclosures (i.e., fees based on average daily net assets, based on average daily total assets, or based on average daily managed assets) in each of the Closed-End Fund Annual Reports.

Response:  The Closed-End Funds confirm that management fees are being calculated consistent with the respective investment advisory agreement and offering prospectus. With respect to Alpine Global Premier Properties Fund, the disclosure in future filings will be updated to reflect that the fee is 1% of the Fund’s average daily Managed Assets.” Managed Assets is defined as being “equal to the net asset value of the Fund’s common shares plus the principal amount of any borrowings for investment purposes that are outstanding and the liquidation preference of any preferred shares.”

Comment No. 22:  With respect to Alpine International Real Estate Equity Fund in the Real Estate Fund Annual Report on page 75, identical figures are provided for the actual and hypothetical returns. Please confirm these numbers in future filings.

Response:  The Fund will confirm that the actual and hypothetical returns provided are not identical in future filings.

Comment No. 23:  The Equity & Income Funds Annual Report and the Real Estate Funds Annual Report each discussed a special meeting of shareholders. The N-SAR filings for Alpine Series Trust and Alpine Equity Trust did not disclose the results of the special meeting of shareholders per Item 77(b). Please explain.

Response:  The Registrants will disclose the results of the special meeting of shareholders its next respective N-SAR filing.

Comment No. 24:  Item 4(c) of Form N-CSR requires disclosure regarding tax fees paid to the auditor. In future filings, please provide details with respect to the nature of services provided.

Response:  In future filings, the Funds will describe the nature of the services comprising the tax fees.

Comment No. 25:  Please explain why Item 4(h) of Form N-CSR regarding principal account fees and services has been marked as “not applicable” for Funds.

Response:  The Registrants note that it was marked as “not applicable” because there were no non-audit services rendered to the investment adviser of the Funds that were not pre-approved by the Boards of Trustees.

Comment No. 26:  With respect to the Closed-End Funds, Form N-CSR Item 8(a)(2) to (4) requires information to be provided with respect to the portfolio managers as of the end of the most recently completed fiscal year as opposed to the end of the calendar year. Please provide information as of the fiscal year end going forward.

Response:  In future filings, the Closed-End Funds will provide this information as of the fiscal year end.

*  *  *  *  *  *  * *  * *

In connection with this response to the Staff’s comments, Registrants hereby state the following:

(1)
The Registrants acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Registrants acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Registrants represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

*  *  *  *  *  *  * *  * *

Please do not hesitate to contact me at (202) 303-1124 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ronald G. Palmer, Jr., Alpine Woods Capital Investors, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Neesa P. Sood, Willkie Farr & Gallagher LLP